Exhibit 99.1

Titan Medical Reports 2019 Financial Results

TORONTO--(BUSINESS WIRE)--March 30, 2020--Titan Medical Inc. (“Titan” or “the Company”) (TSX: TMD) (NASDAQ: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the twelve months ended December 31, 2019.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The audited financial statements and management’s discussion and analysis for the year ended December 31, 2019 can be viewed at www.sedar.com and at www.sec.gov.

David McNally, President and CEO of Titan Medical, said, “We made progress during 2019 in advancing the development of our single-port robotic surgical system, including achieving some important milestones. However, during the second half of the year, lack of capital caused us to suspend product development. With very little cash on hand now, we urgently need to raise additional capital to resume product development and then prepare for planned regulatory filings. Like many other medical device companies, we also face the unknown negative effects of the novel coronavirus (COVID-19) pandemic on our industry at large, as well as our ability to raise capital. As a result of this difficult situation, we continue to explore all strategic options while scrutinizing expenses as we prepare to raise more capital to finance our operations.”

Business highlights for the fourth quarter of 2019 and recent weeks include:

  In September, the Company announced the strengthening of its patent portfolio with a U.S. grant for surgical imaging technology. In addition, Jasminder Brar, the Company’s head of intellectual property, was recognized by Intellectual Asset Management as a global IP strategy leader for the fifth consecutive year.
  In December, the Company announced a new Common Share Purchase Agreement with Aspire Capital Fund of up to $35.0 million.
  In January 2020, the Company and Cambridge Design Partnership announced an expanded engagement for robotic instrument development.
  Also in January 2020, the Company received ISO 13485: 2003 Certification for its single-port robotic surgery system.
  On March 27, the Company announced proceeds of $1.2 million from a registered direct offering of common stock and warrants, led by H.C. Wainwright & Co.

Financial highlights for 2019 include:

  Research and development expenses were $51,418,056 compared with $32,858,339 for 2018.
  Including adjustment for warrant liability, net and comprehensive loss was $41,907,079 compared with a net and comprehensive loss of $22,639,272 for 2018.
  Cash, cash equivalents and deposits with product development service providers as of December 31, 2019 were $1,295,892, compared with $20,012,873 as of December 31, 2018.

The Company notes that its business and prospects are subject to added risks associated with and arising from COVID-19, and the uncertainty of the effects, duration and severity of the outbreak. For example, the potential effects on the Company’s product and service providers, consultants, U.S. and European regulatory authorities and investigational hospital sites is presently unknown. Titan’s previous market opportunity and growth projections are rendered unreliable given the severity of COVID-19 on the healthcare sector as well as, more broadly, on the economy and the capital markets. The Company is therefore withdrawing and disclaiming all prior disclosures and references in its annual information forms, management’s discussion and analysis, material change reports, news releases, investor presentations, letters to shareholders, prospectuses and other regulatory filings, with respect to: i) market research reports published by external market research firms; ii) market size and growth projections; iii) any and all product and service pricing estimates; iv) revenue projections; and v) market and revenue growth set forth in news releases or filings of other issuers in the robotic surgical technology sector.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities and which include statements regarding: the Company’s confidence in the potential of its single-port robotic surgical system and improvements to be made, the potential impact of COVID-19 on the Company, the Company’s need to raise additional capital and the Company’s expanded engagement of Cambridge Design Partnership. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com